Annual General Meeting of Shareholders of XTL Biopharmaceuticals Ltd.

Date: **February 23, 2023**

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Annual General Meeting of Shareholders:

Proposal	For	Against	Abstain
1. To re-appoint Somekh Chaikin, Certified Public Accountants in Israel and a member firm of KPMG as the Company's independent auditors for the fiscal year ending December 31, 2022, and to authorize the Board of Directors, upon the recommendation of the Company's audit committee (the "Audit Committee"), to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.	☐	☐	☐
2. To re-elect Alexander Rabinovitch to the Company's Board of Directors for a term expiring at the Company's next Annual Meeting.	☐	☐	☐
3. To re-elect Dr. Jonathan Schapiro to the Company's Board of Directors for a term expiring at the Company's next Annual Meeting.	☐	☐	☐
4. To re-elect Shlomo Shalev to the Company's Board of Directors for a term expiring at the Company's next Annual Meeting.	☐	☐	☐
5. To re-elect Doron Turgeman to the Company's Board of Directors for a term expiring at the Company's next Annual Meeting.	☐	☐	☐
6. To re-elect Dr. Dobroslav Melamed to the Company's Board of Directors for a term expiring at the Company's next Annual Meeting.	☐	☐	☐
7. To re-elect Ms. Iris Shapira Yalon to hold office as an external director of the Company, commencing on February 23, 2023 for a period of three (3) years, until February 23, 2026.	☐	☐	☐

	Yes	No
7(a) Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of Mrs. Iris Shapira Yalon's re-election other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.	☐	☐

	For	Against	Abstain
8. To approve that Ms. Iris Shapira Yalon non-executive director, shall receive a grant of 150,000 options as described in the proxy statement.	☐	☐	☐

	Yes	No
8(a) Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of Mrs. Iris Shapira Yalon's equity remuneration other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ____________ Please Date Above ____________

Please Sign Here ____________ Please Date Above ____________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of XTL Biopharmaceuticals Ltd. to be Held on February 23, 2023 for Holders as of January 23, 2023

MAIL

- **Mark, sign and date your Voting Instruction Form.**
- **Detach your Voting Instruction Form.**
- **Return your Voting Instruction Form in the postage-paid envelope provided.**

All votes must be received by 12:00 p.m. E.S.T. on February 17, 2023

PROXY TABULATOR FOR

XTL BIOPHARMACEUTICALS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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XTL Biopharmaceuticals Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.S.T. on February 17, 2023)

The undersigned Holder of American Depositary Receipts ("ADRs") hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of shares or other Deposited Securities represented by such ADRs of **XTL Biopharmaceuticals Ltd.** (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business, **January 23, 2023** at the **Annual General Meeting of Shareholders** of the Company, to be held on **February 23, 2023** at **10:00 a.m. (Israel time)**, at the offices of the Company's attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, or at any adjournment thereof, in respect to the resolutions specified on the reverse side.

NOTE:

1. **Please direct the Depositary how it is to vote by placing "X" in the appropriate box opposite each agenda item.**
2. **This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.**
3. **The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.**

To review materials for the meeting, please visit: www.xtlbio.com

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
XTL BIOPHARMACEUTICALS LTD.
P.O. Box 8016
CARY, NC 27512-9903